UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION

                       WASHINGTON, D.C. 20549




                              FORM 11-K


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.


     Commission File Number  1-4721


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           SPRINT SPECTRUM L.P. SAVINGS AND RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         SPRINT CORPORATION
                        POST OFFICE BOX 11315
                     KANSAS CITY, MISSOURI 64112








                      TOTAL NUMBER OF PAGES 24
                      EXHIBIT INDEX AT PAGE 23



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                        REQUIRED INFORMATION


1.   Opinion of Deloitte & Touche LLP.

2.   Audited Statements of Net Assets Available for Benefits With
     Fund Information as of December 31, 1998 and 1997.

3.   Audited Statements of Changes in Net Assets Available for
     Benefits With Fund Information For   Each of the Years Ended
     December 31, 1998, 1997, and 1996.

4.   Notes to Audited Financial Statements.

5.   Supplemental Schedules:
     - Investments as of December 31, 1998.
     - Reportable Transactions For the Year Ended December 31, 1998.
     - Schedule of Loans or Fixed Income Obligations For the Year Ended December 31, 1998.

6.   Consent of Deloitte & Touche LLP (Exhibit 23).

FINANCIAL STATEMENTS FILED IN PAPER PURSUANT TO RULE 311 OF REGULATION S-T UNDER COVER OF FORM SE

                             SIGNATURES




The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Trusts Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.





                              Sprint Spectrum L.P. Savings
                                 and Retirement Plan


Date:     June 29, 1999       By:  /s/ William J. Gunter
                                       William J. Gunter
                                       Plan Administrator



                            EXHIBIT INDEX


Exhibit
Number                                                 Page

23        Consent of Deloitte & Touche LLP             24